April 2024

Pricing Supplement No. 13,740 Addendum filed pursuant to Rule 424(b)(2) dated April 9, 2024 / Registration Statement No. 333-269296
STRUCTURED INVESTMENTS

Opportunities in International Equities

GS Finance Corp.

$11,377,000 Buffered PLUS Based on the Value of the EURO STOXX 50® Index due October 5, 2026

Principal at Risk Securities

This pricing supplement addendum relates to $11,000 principal amount of securities, which we call the “reopened PLUS,” which are being initially offered on the date of this pricing supplement addendum. $11,366,000 principal amount of the PLUS, which we call the “original PLUS,” were issued on April 4, 2024, as described in the accompanying pricing supplement no. 13,740 dated March 28, 2024. The original PLUS and the reopened PLUS have identical terms and conditions and have the same CUSIP (40057YQP1) and ISIN (US40057YQP15) numbers. In this pricing supplement addendum, the term “PLUS” means, collectively, the reopened PLUS and the original PLUS.

The following information supplements, and should be read with, the accompanying pricing supplement no. 13,740 dated March 28, 2024, the accompanying general terms supplement no. 8,999 dated February 13, 2023, the accompanying underlier supplement no. 39 dated March 25, 2024, the accompanying prospectus supplement dated February 13, 2023 and the accompanying prospectus dated February 13, 2023.

You should read the additional disclosure in the accompanying pricing supplement no. 13,740 dated March 28, 2024 so that you may better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-13 of the accompanying pricing supplement no. 13,740 dated March 28, 2024.

The estimated value of your reopened PLUS at the time the terms of your reopened PLUS are set on April 9, 2024 is equal to approximately $969 per $1,000 principal amount, which is less than the original issue price of the reopened PLUS. For a discussion of the estimated value and the price at which Goldman Sachs & Co. LLC would initially buy or sell your PLUS, if it makes a market in the PLUS, see the following page.

Original issue date:	April 11, 2024	Original issue price:	100.00% of the principal amount of the reopened PLUS
Underwriting discount:	3.00% of the principal amount of the reopened PLUS ($330 in total)*	Net proceeds to the issuer:	97.00% of the principal amount of the reopened PLUS ($10,670 in total)

* Morgan Stanley Wealth Management, acting as dealer for the offering, will receive a selling concession of $30.00 for each reopened PLUS it sells. It has informed us that it intends to internally allocate $5.00 of the selling concession for each reopened PLUS as a structuring fee.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC

Pricing Supplement No. 13,740 Addendum dated April 9, 2024.

We may decide to sell additional PLUS after the date the reopened PLUS were traded (April 9, 2024) at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in PLUS will depend in part on the issue price you pay for such PLUS.

GS Finance Corp. may use this prospectus in the initial sale of the PLUS. In addition, Goldman Sachs & Co. LLC or any other affiliate of GS Finance Corp., may use this prospectus in a market-making transaction in a PLUS after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Estimated Value of Your PLUS

The estimated value of your reopened PLUS at the time the terms of your reopened PLUS are set on April 9, 2024 (as determined by reference to pricing models used by Goldman Sachs & Co. LLC (GS&Co.) and taking into account our credit spreads) is equal to approximately $969 per $1,000 principal amount, which is less than the original issue price of the reopened PLUS. The value of your PLUS at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell PLUS (if it makes a market, which it is not obligated to do) on April 9, 2024 and the value that GS&Co. will initially use on April 9, 2024 for account statements and otherwise is equal to approximately the estimated value of your PLUS at the time of pricing of your reopened PLUS, plus an additional amount (which initially, on the pricing date for the original PLUS, was equal to $34 per $1,000 principal amount).

The price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your reopened PLUS (if it makes a market, which it is not obligated to do) will equal approximately the sum of (a) the then-current estimated value of your PLUS (as determined by reference to GS&Co.’s pricing models) plus (b) any remaining additional amount (the additional amount will decline to zero from the time of pricing of the original PLUS through June 27, 2025, as described below). On and after June 28, 2025, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your reopened PLUS (if it makes a market) will equal approximately the then-current estimated value of your PLUS determined by reference to such pricing models.

With respect to the $34 initial additional amount:

•
$4 will decline to zero on a straight-line basis from the time of pricing of the original PLUS through June 27, 2025; and
•
$30 will decline to zero on a straight-line basis from April 28, 2024 through May 11, 2024.

About Your PLUS

The PLUS are notes that are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•
Pricing supplement no. 13,740 dated March 28, 2024
•
General terms supplement no. 8,999 dated February 13, 2023
•
Underlier supplement no. 39 dated March 25, 2024
•
Prospectus supplement dated February 13, 2023
•
Prospectus dated February 13, 2023

The information in this pricing supplement addendum supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your PLUS.

Please note that, for purposes of this pricing supplement addendum, references in the general terms supplement no. 8,999 to “underlier(s)”, “indices”, “exchange-traded fund(s)”, “lesser performing”, “trade date”, “underlier sponsor”, “determination date”, “face amount”, “level” and “cash settlement amount” shall be deemed to refer to “underlying(s)”, “underlying index(es)”, “underlying ETF(s)”, “worst performing”, “pricing date”, “underlying index publisher”, “valuation date”, “principal amount”, “value” and “payment at maturity”, respectively. In addition, for purposes of this pricing supplement addendum, references in the general terms supplement no. 8,999 to “trading day” shall be deemed to refer to “underlying business day”, “index business day” or “ETF business day”, as applicable, and references to “closing level” shall be deemed to refer to “closing price”, “closing value”, “index closing value” or “ETF closing price”, as applicable.

Please note that, for purposes of this pricing supplement addendum, references in the underlier supplement no. 39 to “underlier(s)”, “indices”, “trade date” and “underlier sponsor” shall be deemed to refer to “underlying(s)”, “underlying index(es)”, “pricing date” and “underlying index publisher”, respectively.

April 2024

The Underlying Index

The EURO STOXX 50® Index is a free-float market capitalization-weighted index of 50 European blue-chip stocks. The 50 stocks included in the EURO STOXX 50® Index are allocated to one of the following Eurozone countries based on their country of incorporation, primary listing and largest trading volume: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain.

For more details about the underlying index, the underlying index publisher and license agreement between the underlying index publisher and the issuer, see “The Underliers — EURO STOXX 50® Index” on page S-36 of the accompanying underlier supplement no. 39.

The EURO STOXX 50® is the intellectual property of STOXX Limited, Zurich, Switzerland and/or its licensors (“Licensors”), which is used under license. The securities or other financial instruments based on the underlying index are in no way sponsored, endorsed, sold or promoted by STOXX and its Licensors and neither STOXX nor its Licensors shall have any liability with respect thereto.

Historical Index Closing Values

The index closing values have fluctuated in the past and may, in the future, experience significant fluctuations. In particular, the underlying index has recently experienced extreme and unusual volatility. Any historical upward or downward trend in the index closing value during any period shown below is not an indication that the underlying index is more or less likely to increase or decrease at any time during the life of your PLUS.

You should not take the historical index closing values as an indication of the future performance of the underlying index, including because of the recent volatility described above. We cannot give you any assurance that the future performance of the underlying index or the underlying index stocks will result in you receiving an amount greater than the outstanding principal amount of your PLUS on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlying index. Before investing in the reopened PLUS, you should consult publicly available information to determine the relevant index closing values between the date of this pricing supplement addendum and the date of your purchase of the reopened PLUS and, given the recent volatility described above, you should pay particular attention to recent levels of the underlying index. The actual performance of the underlying index over the life of the reopened PLUS, as well as the payment at maturity may bear little relation to the historical index closing values shown below.

The table below shows the high, low and period end index closing values of the EURO STOXX 50® Index for each of the four calendar quarters in 2019, 2020, 2021, 2022 and 2023 and the first two calendar quarters of 2024 (through April 9, 2024). We obtained the index closing values listed in the tables below from Bloomberg Financial Services, without independent verification.

April 2024

Historical Quarterly High, Low and Period End Index Closing Values of the EURO STOXX 50® Index

	High	Low	Period End
2019
Quarter ended March 31	3,409.00	2,954.66	3,351.71
Quarter ended June 30	3,514.62	3,280.43	3,473.69
Quarter ended September 30	3,571.39	3,282.78	3,569.45
Quarter ended December 31	3,782.27	3,413.31	3,745.15
2020
Quarter ended March 31	3,865.18	2,385.82	2,786.90
Quarter ended June 30	3,384.29	2,662.99	3,234.07
Quarter ended September 30	3,405.35	3,137.06	3,193.61
Quarter ended December 31	3,581.37	2,958.21	3,552.64
2021
Quarter ended March 31	3,926.20	3,481.44	3,919.21
Quarter ended June 30	4,158.14	3,924.80	4,064.30
Quarter ended September 30	4,246.13	3,928.53	4,048.08
Quarter ended December 31	4,401.49	3,996.41	4,298.41
2022
Quarter ended March 31	4,392.15	3,505.29	3,902.52
Quarter ended June 30	3,951.12	3,427.91	3,454.86
Quarter ended September 30	3,805.22	3,279.04	3,318.20
Quarter ended December 31	3,986.83	3,331.53	3,793.62
2023
Quarter ended March 31	4,315.05	3,856.09	4,315.05
Quarter ended June 30	4,408.59	4,218.04	4,399.09
Quarter ended September 30	4,471.31	4,129.18	4,174.66
Quarter ended December 31	4,549.44	4,014.36	4,521.44
2024
Quarter ended March 31	5,083.42	4,403.08	5,083.42
Quarter ending June 30 (through April 9, 2024)	5,070.76	4,990.90	4,990.90

April 2024

The graph below shows the daily historical index closing values from January 1, 2019 through April 9, 2024. As a result, the following graph does not reflect the global financial crisis which began in 2008, which had a materially negative impact on the price of most equity securities and, as a result, the level of most equity indices. We obtained the index closing values in the graph below from Bloomberg Financial Services, without independent verification.

Historical Performance of the EURO STOXX 50® Index

Closing Level
5000
4000
3000
2000
1000
0
Jan-2019
Jan-2020
Jan-2021
Jan-2022
Jan-2023
Jan-2024

April 2024

Supplemental Plan of Distribution

See “Supplemental plan of distribution; conflicts of interest” on page PS-29 of the accompanying pricing supplement no. 13,740. GS Finance Corp. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $5,000.

GS Finance Corp. will sell to GS&Co., and GS&Co. will purchase from GS Finance Corp., the aggregate stated principal amount of the reopened PLUS specified on the front cover of this pricing supplement addendum. GS&Co. proposes initially to offer the PLUS to the public at the original issue price set forth on the cover page of this pricing supplement addendum. Morgan Stanley Smith Barney LLC (Morgan Stanley Wealth Management), acting as dealer for the offering, will receive a selling concession of $30.00, or 3.00% of the principal amount, for each reopened PLUS it sells. Morgan Stanley Wealth Management has informed us that it intends to internally allocate at Morgan Stanley Wealth Management $5.00 of the selling concession, or 0.50% of the principal amount, for each reopened PLUS as a structuring fee. The costs included in the original issue price of the reopened PLUS will include a fee paid by GS&Co. to LFT Securities, LLC, an entity in which an affiliate of Morgan Stanley Wealth Management has an ownership interest, for providing certain electronic platform services with respect to this offering. GS&Co. is an affiliate of GS Finance Corp. and The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of PLUS within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of PLUS will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell PLUS in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

We will deliver the reopened PLUS against payment therefor in New York, New York on April 11, 2024.

We have been advised by GS&Co. that it intends to make a market in the PLUS. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time.

April 2024

Validity of the Reopened PLUS and Guarantee

In the opinion of Sidley Austin LLP, as counsel to GS Finance Corp. and The Goldman Sachs Group, Inc., when the reopened PLUS offered by this pricing supplement addendum have been executed and issued by GS Finance Corp., such reopened PLUS have been authenticated by the trustee pursuant to the indenture, and such reopened PLUS have been delivered against payment as contemplated herein, (a) such reopened PLUS will be valid and binding obligations of GS Finance Corp., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (b) the guarantee with respect to such reopened PLUS will be a valid and binding obligation of The Goldman Sachs Group, Inc., enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated January 18, 2023, which has been filed as Exhibit 5.6 to the registration statement on Form S-3 filed with the Securities and Exchange Commission by GS Finance Corp. and The Goldman Sachs Group, Inc. on January 18, 2023.

April 2024